

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

June 15, 2017

Via E-Mail
Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
12540 Broadwell Road, Suite 2104
Milton, GA 30004

       Re: **Meridian Waste Solutions, Inc.**
                  Form 10-K for Fiscal Year Ended December 31, 2016
                  File No. 001-13984
                  Filed April 17, 2017

Dear Mr. Cosman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Terence O'Brien for

                            Pamela Long
                            Assistant Director
                            Office of Manufacturing and
                            Construction